UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-04717

KANSAS CITY SOUTHERN

(Exact name of registrant as specified in its charter)

427 West 12th Street

Kansas City, Missouri 64105

(816) 983-1303

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.000% Senior Notes due 2023

3.850% Senior Notes due 2023

3.125% Senior Notes due 2026

2.875% Senior Notes due 2029

4.300% Senior Notes due 2043

4.950% Senior Notes due 2045

4.700% Senior Notes due 2048

3.500% Senior Notes due 2050

4.200% Senior Notes due 2069

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.000% Senior Notes due 2023	53
3.850% Senior Notes due 2023	39
3.125% Senior Notes due 2026	26
2.875% Senior Notes due 2029	24
4.300% Senior Notes due 2043	7

4.950% Senior Notes due 2045	11
4.700% Senior Notes due 2048	10
3.500% Senior Notes due 2050	8
4.200% Senior Notes due 2069	11

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Southern has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 2023	KANSAS CITY SOUTHERN

	By:	/s/ Nizam Hasham
	Name:	Nizam Hasham
	Title:	Secretary